Exhibit 2.6

SECOND AMENDMENT TO RIDER TO CONTRACT TO BUY AND SELL REAL ESTATE

This Second Amendment to Rider, (the "Second Amendment"), is made to the Rider, (the "Rider") attached to and made a part of the Contract to Buy and Sell Real Estate (Commercial) dated as of January 26, 2022 (the "Contract"), by and between, Manitou Springs Real Estate Development, LLC, a Colorado limited liability company, as Seller, and Emerald Fields Merger Sub, LLC, a Colorado limited liability company, as Buyer, with respect to the Property, as more particularly defined in the Contract.

1. The parties to the Contract and Rider have discovered that approximately eight (8) parking spaces serving the Property and a portion of the driveway leading to the back of the building located on the west side of the building located on the Property (the "Encroachments"), encroach upon a portion of adjacent Lot 9, which is owned by the City of Manitou Springs, (the "Encroachment Area").

2. The parties agree that the closing of the Property will take place as scheduled on Wednesday, February 9, 2022, but that TWO HUNDRED FIFTY THOUSAND AND NO/100 U.S. DOLLARS, ($250,000,00) of the Purchase Price (as defined in the Contract), will be withheld by the Buyer upon the terms and conditions set forth below, (the "Holdback").

3. Seller will use its commercially reasonable best efforts at its own cost to help secure an Parking Lot Property Right, license, purchase or other similar right for the Encroachments over the Encroachment Area from the City of Manitou Springs, (the "Parking Lot Property Right"), to allow the continued use by the Buyer of the parking areas and driveway located in the Encroachment Area, subject to existing Parking Lot Property Rights and subject further to the City's use of the Lot 9 property for storm drainage and utility purposes. Buyer agrees to reasonably cooperate with Seller's efforts to obtain the Parking Lot Property Right.

4. If the Parking Lot Property Right is obtained on or before February 8, 2023, the Buyer shall pay the $250,000.00 Hold back into the Attorney Trust Account of Charles T. Houghton, P.C. for distribution to the Members of the Seller. Such payment shall be made within 72 hours after the Parking Lot Property Right is signed by the City of Manitou Springs.

5. If the Parking Lot Property Right is not obtained by February 8, 2023, the Buyer shall be entitled to retain the $250,000.00 Holdback as and for its liquidated damages and sole remedy for having the aforementioned Encroachments affect the Prope1ty and/or the operations of the business located thereon, and in full, final and complete settlement of any issues, known or unknown, related to the Encroachments. Buyer and Seller acknowledge and agree that actual damages would be impossible or difficult to ascertain.

(THE BALANCE OF THIS PAGE IS INTENTIONALLY LEFT BLANK)

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6. All other terms and conditions of the Contract, Rider and the Amendment to Rider dated February 3, 2022 shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, Seller and Buyer have executed this Rider as of the date first written above.

Seller:	Buyer:
Manitou Springs Real Estate Development, LLC	Emerald Field Merger Sub, LLC,
a Colorado limited liability company
By: Schwazze Colorado, LLC,
By: /s/ Douglas Burkhalter	its Sole Member
Douglas Burkhalter
Title: Owner/Manager	By: Medicine Man Technologies, Inc.,
its Manger
By: /s/ James A. Gulbrandsen
James A. Gulbrandsen	By: /s/ Justin Dye
Title: Owner/Manager	Name: Justin Dye
Title: Chief Executive Officer

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